FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank
 (Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile Announces Fourth Quarter and 2006 Earnings

•

Record profits in 2006. In 2006 net income reached a record level of Ch$285,582 million (Ch$1.52/share and US$2.95/ADR), increasing 19.1% YoY. The efficiency ratio improved to 39.0% from 41.5% in 2005. ROAE reached 24.1% in 2006.

•

In the fourth quarter of 2006 net income totaled Ch$60,868 million (Ch$0.32 per share and US$0.63/ADR), increasing 6.4% compared to 4Q 2005. Strong commercial growth was partially offset by the impact of negative inflation rates and one-time personnel expenses.

•	Retail lending grew 22.3% YoY and 4.6% QoQ. Consumer loans increased 6.4% QoQ and residential mortgage loans grew 4.4% in the same period. Lending to SMES increased 6.1% QoQ.

•

Market share increasing in key products. Market share in consumer lending increased 30 basis points QoQ and 111 basis points YoY. Market share in residential mortgage loans was up 40 basis points QoQ and 101 basis points in 12 months.

•	Good growth of client base. Total retail clients increased 8.8% to 2.4 million in 2006. The amount of retail clients with a checking account increased 23.0% YoY.

•	Client income increased 14.7% YoY in 4Q 2006 driven by a 17.1% YoY increase in client generated net interest income and a 6.6% YoY rise in fee income.

•

Increase in coverage and provision expense. Past due loans decreased 13.1% YoY. The ratio of past due loans to total loans remained stable at 0.79% and the coverage ratio of past due loans increased to 188.1% in 4Q 2006. Gross provision expense increased 69.3% YoY in 4Q 2006, in line with growth of retail lending and conservative provision policies.

•

The Bank won the National Quality Award for 2006 in the large corporate category, the most prestigious quality- related award in Chile, reflecting our on-going efforts to sustain profitability with high quality and efficiency.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

Santiago, Chile, February 12, 2007.  Banco Santander Chile (NYSE: SAN) announced today its unaudited results for the fourth quarter of 2006. These results are reported on a consolidated basis in accordance with Chilean GAAP1,2 in nominal Chilean pesos.

In 2006 net income reached a record level of Ch$285,582 million (Ch$1.52/share and US$2.95/ADR), increasing 19.1% YoY. The Bank’s ROAE in 2006 reached 24.1%. The efficiency ratio improved to 39.0% compared to 41.5% in 2005. Earning growth was driven by core revenues. Net interest income increased 12.0% due to loan growth and a stable net interest margin that reached 4.5% in 2006. Fee income grew 17.5% led by retail banking activities and greater product usage.  This was partially offset by the 93.6% increase in provision expense.

Net income increased 6.4% in the fourth quarter of 2006 compared to 4Q 2005 (hereinafter YoY) and totaled Ch$60,868 million (Ch$0.32 per share and US$0.63/ADR). Revenues generated by client activities increased 14.7% YoY in 4Q 2006 driven by a 17.1% YoY increase in client generated net interest income (net interest income derived from our commercial lending and deposit activities). In 4Q 2006 total loans increased 3.3% compared to 3Q 2006 (hereinafter QoQ) with continued market share gains in retail lending. Total retail loans increased 4.6% QoQ and 22.3% YoY, led by solid growth in lending to individuals and SMEs. Loans to SMEs increased 6.1% QoQ and 27.2% YoY. Loans to individuals increased 4.1% QoQ and 20.6% YoY. Market share in lending to individuals increased 30 basis points QoQ to 26.2%.

Fee income increased 6.6% YoY in 4Q 2006. The Bank continues to expand its client base, cross-selling and product usage, especially in retail banking. The total number of clients has increased 8.8% since the beginning of the year to 2.4 million. As a result in 4Q 2006 fees from checking accounts increased 20.0% and fees from lines of credit rose 18.9% YoY. Credit card fees increased 16.3% YoY in 4Q 2006.

This growth of client net interest income was partially offset by a reduction in non-client net interest income (net interest income mainly generated by our Treasury). Non-client net interest income totaled a loss of Ch$16,681 million in the quarter. This was mainly due to the negative inflation rate in the quarter. Inflation decreased substantially in the local market in line with the decline in the price of oil. The Bank has a positive gap in terms of inflation indexed assets and liabilities as long-term assets are denominated for the most part in inflation indexed pesos, which are funded, in part, with non-interest bearing checking accounts and capital.

In 4Q 2006 total operating expenses increased 16.2% YoY and 16.4% QoQ. In November 2006 we concluded the anticipated negotiations of the new collective bargaining agreement that was going to expire in 2007. This new collective bargaining agreement enters into effect in 2007 and expires in 2011. As part of this process, an end of negotiation bonus was paid. This bonus signified a total cost of Ch$11,780 million (US$22 million) of which Ch$6,622 million (US$12.4 million) was recognized in 4Q 2006.  Excluding this one-time event, operating expenses increased 7.5% YoY in 4Q 2006 and the adjusted efficiency ratio reached 42.9% compared to 45.6% in 4Q 2005.

[1]

Safe harbor statement under the Private Securities Litigation Reform Act of 1995: All forward-looking statements made by Banco Santander Santiago involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Bank’s control. Accordingly, the Bank’s future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank’s filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.

[2]	The Peso/U.S. dollar exchange rate as of December 31, 2006 was Ch$534.43 per dollar. All figures presented are in nominal terms. Historical figures are not adjusted by inflation.

Investor Relations Department	2
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

The Bank’s conservative provision policies and a weaker than expected economic environment resulted in an increase in coverage and provision expenses in the quarter. Past due loans decreased 13.1% YoY and increased 4.2% QoQ. The past due loan ratio at year-end 2006 reached 0.79% down from 1.05% at year-end 2005 and flat compared to 3Q 2006. The coverage ratio of past due loans rose to 188.1% at year-end 2006 compared to 138.8% as of December 2005 and 181.0% as of September 2006. Net provision expense increased 137.5% YoY and 8.9% QoQ.

Banco Santander Chile	Quarter			Change %

(Ch$ million)	4Q 2006	3Q 2006	4Q 2005 (reclassified)	4Q 2006/2005	4Q / 3Q 2006

Client net interest income[1]	153,580	146,569	131,176	17.1%	4.8%
Fees and income from services	42,205	42,247	39,584	6.6%	(0.1)%
Client income	195,785	188,816	170,760	14.7%	3.7%

Non-client net interest income [2]	(16,681)	29,649	19,549	—%	—%

Core revenues	179,104	218,465	190,309	(5.9)%	(18.0)%

Total provisions, net of recoveries	(39,514)	(36,277)	(16,635)	137.5%	8.9%
Gains losses on financial transactions	18,312	443	(16,023)	—	4033.6%
Other operating income, net	(7,869)	(8,188)	(8,112)	(3.0)%	(3.9)%
Operating expenses	(88,061)	(75,681)	(75,760)	16.2%	16.4%
Income before income taxes	73,384	96,427	67,877	8.1%	(23.9)%
Net income	60,868	79,934	57,216	6.4%	(23.9)%

Net income/share (Ch$)	0.32	0.42	0.30	6.4%	(23.9)%
Net income/ADR (US$)[3]	0.63	0.82	0.61	31.3%	(1.7)%

Total loans	11,788,959	11,417,739	10,144,273	16.2%	3.3%
Customer funds	11,484,524	10,995,427	9,582,837	19.8%	4.4%
Shareholders’ equity	1,245,339	1,187,137	1,081,832	15.1%	4.9%

Client margin[1]	5.4%	5.3%	5.4%
Net interest margin	4.0%	5.0%	4.8%
Efficiency ratio	46.5%	35.9%	45.6%
Return on average equity[4]	18.3%	27.5%	21.7%
PDL / Total loans	0.79%	0.78%	1.05%
Coverage ratio of PDLs	188.1%	181.0%	138.8%
Risk index[5]	1.46%	1.38%	1.42%
BIS ratio	12.6%	12.8%	12.9%
Branches[6]	397	368	352
ATMs	1,588	1,479	1,422
Employees	8,184	8,029	7,482

1.	Client net interest income and margins, is net interest income (and margins) generated by our commercial areas.

2.	Non-client net interest income is net interest income generated by centralized activities, non-segmented portions of the balance sheet and Financial Management.

3.	The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate.

4.	Annualized Quarterly Earnings / Average Equity.

5.	Reserve for loan losses / Total loans on a consolidated basis

6.	Includes SuperCaja branches inaugurated in 4Q 2006

Investor Relations Department	3
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

INTEREST EARNING ASSETS

Market share continues to rise in retail banking

Interest Earning Assets	Quarter ended,			% Change

(Ch$ million)	Dec. 31, 2006	Sept. 30, 2006	Dec. 31, 2005	Dec. 2006/2005	Dec. /Sept. 2006

Consumer loans	1,800,507	1,692,432	1,392,012	29.3%	6.4%
Residential mortgage loans*	2,779,769	2,662,434	2,281,536	21.8%	4.4%
Commercial loans	4,048,221	4,082,361	3,655,101	10.8%	(0.8)%
Commercial mortgage loans**	181,628	202,261	251,855	(27.9)%	(10.2)%
Foreign trade loans	741,776	656,171	511,756	44.9%	13.0%
Leasing	764,408	754,572	663,862	15.1%	1.3%
Factoring	168,372	157,967	143,687	17.2%	6.6%
Other outstanding loans	37,541	22,606	13,800	172.0%	66.1%
Contingent loans	1,022,687	963,463	929,472	10.0%	6.1%
Interbank loans	151,491	134,609	194,652	(22.2)%	12.5%
Past due loans	92,559	88,863	106,540	(13.1)%	4.2%

Total loans	11,788,959	11,417,739	10,144,273	16.2%	3.3%

Total financial investments	1,015,376	1,289,269	1,248,140	(18.6)%	(21.2)%

Total interest-earning assets	12,804,335	12,707,008	11,392,413	12.4%	0.8%

*

Includes residential mortgage loans backed by mortgage bonds (letras hipotecarias para la vivienda) and residential mortgage loans not funded with mortgage bonds (mutuos hipotecarios para la vivienda).

**	Includes general purpose mortgage loans backed by mortgage bonds (letra de crédito fines generales) and other commercial mortgage loans (préstamos hipotecarios endosables para fines generales).

In 4Q 2006 total loans increased 3.3% QoQ with continued market share gains in consumer and mortgage lending. Consumer loans expanded 6.4% QoQ and 29.3% YoY. Market share in consumer lending reached 26.8% as of December 2006, increasing 30 basis points compared to the end of September 2006 and 111 basis points higher than year-end 2005.

Residential mortgage lending increased 4.4% QoQ and 21.8% YoY. Market share in residential mortgage lending reached 25.9% as of December 2006, increasing 40 basis points compared to September 2006 and 101 basis points compared to year-end 2005.

Commercial loans decreased 0.8% QoQ led by a decrease in loans to the large corporate segment, partially offset by increased lending to higher yielding SMEs. Factoring and leasing loans increased 6.6% and 1.3% QoQ, also reflecting strong loan growth in the SMEs and Middle-market segments. The 10.2% QoQ decrease in commercial mortgage lending was mainly due to lower demand for this product as companies have preferred to finance their fixed asset investments through regular commercial loans. Market share in lending to companies, as defined by the Superintendence of Banks, decreased 60 basis points QoQ to 20.3%, while total loan market share decreased 30 basis points QoQ to reached 22.3% as of year-end 2006. This reflects the Bank’s effort to improve the asset mix and to maximize profitability by adequately allocating its capital to the most profitable uses.

Investor Relations Department	4
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

Rising Market share in Retail lending

	Mkt. share	QoQ Chg.	YoY Chg.

Individuals	26.2	+30	+106

Consumer	26.8	+30	+111

Res. mortgage	25.9	+40	+101

Companies	20.3	-60	-106

Total loans	22.3	-30	-34

Source: Superintendence of Banks, unconsolidated figures as of December. 2006
*Companies includes loans to SMEs, middle-market and corporates

Loans by business segment*	Quarter ended,			% Change

(Ch$ million)	Dec. 31, 2006	Sept. 30, 2006	Dec. 31, 2005	Dec. 2006/2005	Dec. /Sept. 2006

Santander Banefe	602,851	569,711	491,424	22.7%	5.8%
Middle/upper income	4,465,577	4,297,213	3,711,684	20.3%	3.9%

Total loans to individuals	5,068,428	4,866,924	4,203,108	20.6%	4.1%

SMEs	1,784,229	1,681,803	1,402,332	27.2%	6.1%

Total retail lending	6,852,657	6,548,727	5,605,440	22.3%	4.6%

Institutional lending	202,142	196,322	181,999	11.1%	3.0%

Middle-Market & Real estate	2,301,361	2,324,796	1,963,468	17.2%	(1.0)%

Corporate	1,242,252	1,237,508	1,261,544	(1.5)%	0.4%

*	Excludes contingent loans and interbank loans

Retail lending increased 4.6% QoQ and 22.3% YoY, led by solid growth in lending to individuals and SMEs. Loans to individuals increased 4.1% QoQ and 20.6% YoY. Santander Banefe’s loan portfolio expanded 5.8% QoQ and 22.7% YoY. Loans to middle and upper income individuals increased 3.9% QoQ and 20.3% YoY. Market share in lending to individuals increased 30 basis points QoQ to 26.2%. The Bank is Chile’s leading bank in all segments of retail lending and is also among the fastest growing. In 2006 the Bank captured 31.9% of the net flow of residential mortgage loans, 31.4% of the net flow of consumer loans and 31.7% of the net flow of total loans made to individuals in 2006.

Santander captures >30% of flow of loans to individuals in 2006 (%)

Source: Superintendence of Banks, unconsolidated figures as of December 2006

Investor Relations Department	5
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

Loans to SMEs increased 6.1% QoQ and 27.2% YoY. The Bank is expanding its presence among SMEs due to the strong economic indicators that favor growth in this attractive segment. Spreads in this segment are equivalent to spreads to lending to individuals.

Lending to the middle market segment decreased 1.0% QoQ and increased 17.2% YoY. Spreads of new loans in this segment have been under pressure and the Bank avoided renewing some loan operations at unattractive returns.  Loans in relatively low yielding corporate banking remained flat QoQ and decreased 1.5% YoY in line with our focus on optimizing our use of capital and asset mix.

CUSTOMER FUNDS

Solid growth of customer funds

Funding	Quarter ended,			Change %

(Ch$ million)	Dec. 31, 2006	Sept. 30, 2006	Dec. 31, 2005	Dec. 2006/2005	Dec. /Sept. 2006

Non-interest bearing deposits	2,482,997	2,274,546	2,168,811	14.5%	9.2%

Time deposits and savings accounts	6,909,335	6,816,812	5,906,711	17.0%	1.4%

Total customer deposits	9,392,332	9,091,358	8,075,522	16.3%	3.3%

Mutual funds	2,092,192	1,904,069	1,507,315	38.8%	9.9%

Total customer funds	11,484,524	10,995,427	9,582,837	19.8%	4.4%

Negative inflation rates impacted the evolution of deposits in the quarter. As a result interest rates declined both short-term and long-term. This fueled growth of non-interest bearing deposits as companies and individuals kept away from inflation indexed deposits due to poor returns leaving funds in checking accounts. As a result the balance of non-interest bearing checking accounts increased 9.2% QoQ and the average balance rose 3.9% in the same period. Time deposits increased 1.4% QoQ and 17.0% YoY.

Total quarterly average non-interest bearing demand deposits*	Quarter ended,			Change %

(Ch$ million)	Dec. 31, 2006	Sept. 30, 2006	Dec. 31, 2005	Dec. 2006/2005	Dec. /Sept. 2006

Total	1,895,592	1,825,305	1,692,480	12.0%	3.9%

* Net of clearance

Assets under management in the Bank’s mutual fund subsidiary increased 9.9% QoQ and 38.8% YoY. The strength of the local and international stock markets coupled with falling long-term rates boosted the value of funds under management in the quarter. Negative inflation also boosted flows of funds away from bank deposits and into fixed income and stock funds. Market share in mutual fund management reached 22.1% at year-end 2006, increasing from 21.4% as of September 2006 and 21.6% as of year-end 2005.

Investor Relations Department	6
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

NET INTEREST INCOME

Client margins remain high. Negative inflation rate in the quarter reduces non-client margins

Net Interest Income	Quarter			Change %

(Ch$ million)	4Q 2006	3Q 2006	4Q 2005 (reclassified)	4Q 2006/2005	4Q / 3Q 2006

Client net interest income[1]	153,580	146,569	131,176	17.1%	4.8%

Non-client net interest income[1]	(16,681)	29,649	19,549	—%	—%

Net interest income	136,899	176,218	150,725	(9.2)%	(22.3)%

Average interest-earning assets	13,783,754	14,162,135	12,436,024	10.8%	(2.7)%

Average loans	11,357,344	10,984,330	9,749,204	16.5%	3.4%

Net interest margin*	4.0%	5.0%	4.8%

Client margin**	5.4%	5.3%	5.4%

Avg. equity + non-interest bearing demand deposits / Avg. earning assets	23.4%	21.0%	22.1%

Quarterly inflation rate***	-0.35%	1.38%	1.45%

Avg. overnight interbank rate (nominal)	5.30%	5.24%	4.36%

Avg. 10 year Central Bank yield (real)	2.78%	3.13%	3.20%

*	Annualized
**	Client net interest income divided by average loans
***	Inflation measured as the variation of the Unidad de Fomento in the quarter.

(1) The methodology for calculating client net interest income was modified in 4Q 2006. The margin derived from the spread earned over capital has been reclassified from client net interest income to non-client net interest income. Client net interest income is net interest income generated by our commercial areas. Non-client net interest income is net interest income generated by centralized activities, non-segmented portions of the balance sheet, capital and Financial Management. The area of Financial Management carries out the function of managing the structural interest rate risk, the structural position in inflation indexed assets and liabilities, shareholders’ equity and liquidity.  The aim of Financial Management is to inject stability and recurrence into the net interest income of commercial activities.

Net interest income in 4Q 2006 decreased 9.2% compared to 4Q 2005 and 22.3% compared to 3Q 2006. This decrease was mainly due to a decline of the net interest margin from 4.8% in 4Q 2005 to 4.0% in 4Q 2006.  The main reason for this decline in margins was the negative inflation rate in the quarter which reached -0.35% in 4Q 2006 compared to 1.45% in 4Q 2005 and 1.38% in 3Q 2006.

Client net interest income. Client net interest income increased 17.1% YoY led by the 16.5% increase in average loans in the same period. Client net interest margins remained steady at 5.4% in 4Q 2006 compared to 4Q 2005. Compared to 3Q 2006, client net interest income increased 4.8% led by the 3.4% increase in average interest earning assets. Client net interest margin increased 10 basis points in the same period. The growth of retail lending activities and the positive evolution of non-interest bearing liabilities are the principal factors that explain the positive evolution of client net interest income and margins.

Investor Relations Department	7
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

Non-Client net interest income. Non-client net interest income totaled a loss of Ch$16,681 million compared to a gain of Ch$19,549 million in 4Q 2005 and Ch$29,649 million in 3Q 2006. This fall was mainly due to the negative inflation rate in the quarter. Inflation decreased substantially in the local market in line with the decline in the price of oil. The Bank has a positive gap in terms of inflation indexed assets and liabilities. Long-term assets are denominated, for the most part, in inflation indexed pesos and are funded, in part, with non-interest bearing checking accounts and capital.

In order to defend profitability, the Bank significantly lowered its net inflation-indexed asset gap mainly through the issuance of bonds in 3Q 2006 and the selling of long-term financial investments. At the same time, the Bank hedges part of the inflation gap. The results of these sales and the partial hedging of the inflation gap are reflected in the results from Financial Transactions (See Page 14).

Inflation rate is expected to reach between 2.5%-3.0% in 2007. Inflation rates in the first quarter of each year are usually low or negative; therefore, non-client net interest margins will probably continue to be under pressure until March 2007. The Central Bank, in response to this reduction of inflation, reduced interest rates to 5.0% in January 2007. This bodes well for loan growth, funding costs and client margins in 2007.

Source: Banco Central

Investor Relations Department	8
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

PROVISION FOR LOAN LOSSES

The coverage ratio rises to 188.1% on higher provisions in the retail segment

Provision for loan losses	Quarter			Change %

(Ch$ million)	4Q 2006	3Q 2006	4Q 2005 (reclassified)	4Q 2006/2005	4Q / 3Q 2006

Provisions	(13,569)	(14,178)	3,271	—%	(4.3)%
Charge-offs	(38,572)	(34,168)	(34,066)	13.2%	12.9%

Gross provisions and charge-offs	(52,141)	(48,346)	(30,795)	69.3%	7.8%

Loan loss recoveries	12,627	12,069	14,160	(10.8)%	4.6%

Net provisions	(39,514)	(36,277)	(16,635)	137.5%	8.9%

Total loans	11,788,959	11,417,739	10,144,273	16.2%	3.3%

Total reserves	174,064	160,879	147,866	17.7%	8.2%
Past due loans* (PDL)	92,559	88,863	106,540	(13.1)%	4.2%

Gross provision expense / loans**	1.77%	1.69%	1.21%
Net provision expense / loans **	1.34%	1.27%	0.66%
PDL/Total loans	0.79%	0.78%	1.05%
Expected loss (RLL / loans)	1.45%	1.38%	1.42%
RLL/Past due loans	188.1%	181.0%	138.8%

*	Past due loans: installments or credit lines more than 90 days overdue
**	Annualized

The 137.5% YoY and the 8.9% QoQ increase in net provision expense was mainly due to: (i) The growth of lending to retail segments; (ii) The new credit scoring model. During 2006 the Bank improved its credit scoring systems for consumer loans, which in addition to non-performance, takes into account additional warning signals of negative credit behavior when calculating individual risk levels; (iii) the reduction in loan loss recoveries; The Bank is also reorganizing the recovery department in order to boost this unit’s performance. More collecting agents are being hired and a senior commercial officer was placed at the head of this division; and (iv) A slightly weaker than expected economic environment.

As a consequence of this increase in provision expense, asset quality indicators remained sound in the quarter. The past due loan ratio at year-end 2006 reached 0.79% down from 1.05% at year-end 2005 and flat compared to 3Q 2006. Reserve for loan losses increased 17.7% YoY and 8.2% QoQ, reflecting the change in asset mix towards retail lending and the Bank’s conservative approach to credit risk. As a result, the expected loan loss ratio (reserves for loan losses over total loans) increased to 1.45% in 4Q 2006 from 1.38% in 3Q 2006 and 1.42% in 4Q 2005. The coverage ratio of past due loans rose to 188.1% at year-end 2006 compared to 138.8% as of December 2005 and 181.0% as of September 2006. Going forward the Bank expects asset quality indicators to remain sound, but as the retail banking portfolio increases, provision expenses and the risk index should continue to rise.

Investor Relations Department	9
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

FEE INCOME

Growth in client base and product usage boosts retail banking fee income

Fee income	Quarter			Change %

	4Q 2006	3Q 2006	4Q 2005 (reclassified)	4Q 2006/2005	4Q / 3Q 2006
(Ch$ million)

Checking accounts	11,312	10,695	9,426	20.0%	5.8%
Adm. & collection of insurance policies	6,249	5,141	5,611	11.4%	21.6%
Mutual fund services	5,710	4,974	4,974	14.8%	14.8%
Credit cards	4,808	4,910	4,133	16.3%	(2.1)%
Automatic teller cards	3,351	3,646	3,822	(12.3)%	(8.1)%
Insurance brokerage	3,597	3,353	2,204	63.2%	7.3%
Lines of credit	3,134	2,943	2,636	18.9%	6.5%
Other product and services	4,044	6,585	6,778	(40.3)%	(38.6)%

Total fee income, net	42,205	42,247	39,584	6.6%	(0.1)%

Fees / operating expense	47.9%	55.8%	52.2%

Net fee income increased 6.6% YoY in 4Q 2006 driven by a rise in clients and product usage. The Bank continues to expand its client base, cross-selling and product usage, especially in retail banking. The total number of clients has increased 8.8% since the beginning of the year to 2.40 million. There is no total client figure for the banking system, but in terms of total debtors, Santander’s client base increased 15.6% YoY compared to 11.1% YoY growth for the market as a whole. Market share in terms of debtors increased from 20.2% as of June 2005 to 21.0% as of June 2006, the latest figure available.

This rise in client base has been driven by the growth in our retail checking account base. The total number of retail clients with a checking account has increased 23.0% YoY in 2006. Santander has increased its total checking account base by 18.6% YoY as of August 2006, more than twice the rate of growth of the banking system that grew 8.2% in the same period. Market share in checking accounts reached 26.7% as of August 2006, the latest figure available, compared to 24.7% as of August 2005. As a result in 3Q 2006 fees from checking accounts increased 20.0% and fees from lines of credit rose 18.9% YoY.

A greater amount of clients with checking accounts coupled with important improvements in client service has led to better cross selling ratios. The amount of middle/upper income individual clients that are cross-sold (a client with a checking account and that uses at least three other products) increased 30.8% since December 2005. In Santander Banefe3, the amount of cross-sold clients (clients that uses at least 2 or more other products) rose 18.1% YoY as of December 2006.

3 In 3Q 2006 Santander Banefe modified its definition of cross-sold, therefore, figures presented in previous earnings releases are not strictly comparable to the figures presented here.

Investor Relations Department	10
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

More clients and greater product usage

Credit card fees increased 16.3% YoY in 4Q 2006. According to information published by Transbank, the industry’s credit card processor, as of December 2006 purchases with Santander credit cards were growing 18.0% YoY in real terms in line with the market.

ATM fees decreased 12.3% YoY and 8.1% QoQ. Despite investment in the ATM network, intense competition has reduced fee growth from this product. The Bank continues an aggressive expansion plan of its ATM network in order to increase bank penetration levels and to ensure that greater product penetration is accompanied with greater product usage, especially in emerging sectors of the population. An extensive ATM network is key for this process. Usage of our debit/ATM cards has grown at a rapid pace. Market share in debit card usage increased from 21.5% as of December 2005 to 23.3% as of year-end 2006. Purchases with Santander debit cards increased 38.8% YoY compared to 28.3% for the industry. As of December 2006 the Bank had a network of 1,588 ATMs and installed 109 in 4Q 2006.

Investor Relations Department	11
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

Insurance brokerage fees increased 63.2% YoY in 4Q 2006. Despite intense competition in this line of business that affected fee income in previous quarters, the launching of various new products and other sale campaigns has boosted insurance brokerage fees. Fees from the administration and collection of insurance policies increased 11.4% YoY in the same period.  These fees are directly related to the growth of our mortgage loan book and lower-than-estimated claim rates, which results in higher administration fees paid by insurers to us.

Fees from mutual fund management increased 14.8% YoY in 4Q 2006. The strength of the stock markets in the second half of 2006 and the slowdown in inflation rates locally together with a successful performance of our funds fueled growth. Santander’s Latin American fund was the most profitable in Chile in 2006.  The Bank also continued to launch more funds in the quarter in order to increase market share. Noteworthy, was the introduction of an innovative fund that guarantees an investor’s capital while assuring a return in line with stock market with a 30% cap.  Market share in mutual fund management reached 22.1% at year-end 2006, increasing from 21.4% as of September 2006 and 21.6% as of year-end 2005.

In the quarter the Board of Directors has approved the merger between Santiago Corredores de Bolsa Ltda, a subsidiary of the Bank, and Santander Investment S.A. Corredores de Bolsa, which is currently not a subsidiary of the Bank.  Santiago Corredores de Bolsa will absorb Santander Investment S.A. Corredores de Bolsa in January 2007. This will give a boost to the Bank’s participation in the stock brokerage business, especially among retail clients by better utilizing the Bank’s distribution network to brokerage shares.

This strong growth of retail driven fee activities was partially offset by the 40.3% YoY decline in other fees in 4Q 2006. This was mainly due to a decrease in fees from other advisory services to corporate clients, a decline in fees from the sales and purchase of foreign currencies and a fall in fees related to guarantees and pledges on behalf of corporate clients.

OPERATING EXPENSES AND EFFICIENCY

Op. expenses include one-time costs related to the signing of new collective bargaining agreement.

Operating Expenses	Quarter			Change %

(Ch$ million)	4Q 2006	3Q 2006	4Q 2005 (reclassified)	4Q 2006/2005	4Q / 3Q 2006

Adjusted personnel expenses*	41,496	38,468	36,773	12.8%	7.9%

Administrative expenses	29,943	27,563	27,425	9.2%	8.6%

Depreciation and amortization	10,000	9,650	11,562	(13.5)%	3.6%

Adjusted Operating expenses*	81,439	75,681	75,760	7.5%	7.6%

Adjusted Efficiency ratio*	42.9%	35.9%	45.6%

One-time personnel expenses	6,622	—	—

Total op. expenses	88,061	75,681	75,760	16.2%	16.4%

Efficiency ratio**	46.5%	35.9%	45.6%

*	Adjusted for one-time end of negotiation bonuses paid with the signing of the new collective bargaining agreement.
**	Operating expenses / operating income. Operating income = Net financial income + Net fee income + other operating income, net.

Investor Relations Department	12
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

In 4Q 2006 total operating expenses increased 16.2% YoY and 16.4% QoQ. Personnel expenses increased 30.9% YoY. In November 2006 we concluded the anticipated negotiations of the new collective bargaining agreement that was going to expire in 2007. This new collective bargaining agreement enters into effect in 2007 and expires in 2011. As part of this process, an end of negotiation bonus was paid. This bonus signified a cost of Ch$11,780 million (US$22 million) of which Ch$6,622 million (US$12.4 million) was recognized in 4Q 2006 and the rest had been provisioned for in previous periods.  With the anticipation of our collective bargaining agreement, the Bank has set wage increases for the next 4 years. Excluding this one-time event, operating expenses increased 7.5% YoY in 4Q 2006 and the adjusted efficiency ratio reached 42.9% compared to 45.6% in 4Q 2005. Adjusted personnel expenses increased 12.8% YoY in 4Q 2006 in line with the 9.4% increase in headcount in the same period. Headcount growth has been focused in the front office to further boost growth in retail banking and maintain client service standards. The increase in personnel expenses was also due in part to an increase in variable income due to the Bank’s positive commercial performance in 2006.

The 9.2% YoY increase in administrative expenses was directly linked to the higher commercial activities and the larger distribution network. In the 4Q 2006 we created a new subsidiary, Santander Servicios de Recaudación y Pagos Ltda (Santander SuperCaja), whose main function will be to open and operate special payment centers where non-clients can become client, deposit checks and cashier checks and pay all types of services. These payment centers will operate seven days a week. In the 4Q 2006 this subsidiary opened 22 new payment centers. In total the Bank opened 45 branches in 2006. 29 were opened in 4Q 2006.

Investor Relations Department	13
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

GAINS (LOSSES) ON FINANCIAL TRANSACTIONS

Mark-to-market and inflation hedging gains boosts the results from financial transactions

Gains and losses on financial transactions	Quarter			Change %

(Ch$ million)	4Q 2006	3Q 2006	4Q 2005 (reclassified)	4Q 2006/2005	4Q / 3Q 2006

Net gain (loss) from trading and mark-to-market	22,772	(5,056)	(85,371)	—	—

Foreign exchange transactions, net	(4,460)	5,499	69,348	—	—

Gains (losses) on financial transactions*	18,312	443	(16,023)	—	4,033.6%

*For analysis purposes only, we have created the line item: Gains (losses) on financial transactions that is the sum of the net gain (loss) from trading, the mark-to-market of financial investment and derivatives, and foreign exchange transactions. The result recorded in foreign exchange transactions mainly includes the translation gains or losses of assets and liabilities denominated in foreign currency, but does not  include the mark-to-market of FX derivatives. As Santander Chile limits its foreign exchange gap, the results recorded in foreign exchange transactions are, for the most part, offset by the mark-to-market of foreign currency forwards. For this reason they are added to the net gains (loss) from trading and mark-to-market, which includes the mark-to-market of FX forwards. Therefore, the most important items that impacts the line item Gains (losses) on financial transactions are: the net results from mark-to-market of financial investments categorized as trading, the mark-to-market of derivatives and hedged items, including hedging for inflation, net results from proprietary trading and the results from the sale of derivatives to clients.

In 4Q 2006 the gain on financial transactions totaled Ch$18,312 million compared to a loss of Ch$16,023 million in 4Q 2005 and a gain of Ch$443 million in 3Q 2006. In 4Q 2006, the sharp turnaround in inflation expectations pushed downwards long-term interest rates. This produced an increase in the gains from the mark-to-market of financial investments. At the same time and in order to minimize the impact of the negative inflation rates, the Bank lowered its net inflation-indexed asset gap, in part, by selling financial investments. Finally, these results also include the gain produced by the partial hedging of the inflation-indexed currency gap.

Source Central Bank

Investor Relations Department	14
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

OTHER OPERATING INCOME/EXPENSES, OTHER INCOME/EXPENSES, PRICE LEVEL RESTATEMENT AND INCOME TAX

Other Income and Expenses	Quarter			Change %

(Ch$ million)	4Q 2006	3Q 2006	4Q 2005 (reclassified)	4Q 2006/2005	4Q / 3Q 2006

Sales force expense	(3,585)	(4,148)	(5,031)	(28.7)%	(13.6)%
Other operating expenses, net	(4,284)	(4,040)	(3,081)	39.0%	6.0%

Total other operating loss, net	(7,869)	(8,188)	(8,112)	(3.0% )	(3.9% )

Non-operating income, net	9,055	6,270	139	6414.4%	44.4%
Income attributable to investments in other companies	(82)	219	78	—	—
Losses attributable to minority interest	(41)	(28)	59	(169.5% )	—

Total net non-operating results	8,932	6,461	276	3136.2%	38.2%

Price level restatement	2,480	(8,796)	(6,178)	—	—

Income tax	(12,516)	(16,493)	(10,661)	17.4%	(24.1)%

Other operating results, net totaled a loss of Ch$7,869 million, decreasing 3.0% YoY.  This line item mainly includes the variable sales force expenses. Total sales force expenses reached Ch$3,585 million in 4Q 2006 decreasing 28.7% YoY as the Bank has been utilizing more efficient means of selling products mainly through the call center and internet. This was offset by higher expenses related to customer service expenses, which consists primarily of expenses related to our call center, expenses paid to third parties for transporting funds for corporate customer and expenses relating to our credit card business.

Non-operating income, net totaled a gain of Ch$8,932 million in 4Q 2006 compared to a gain of Ch$276 million in 4Q 2005 and a gain of Ch$6,461 million in 3Q 2006. This gain was mainly due to the reversal of provisions for non-credit related contingencies. These contingencies are mainly related to non-credit risks, including non-specific contingencies, tax contingencies, legal contingencies and other impairments.

Price level restatement in the quarter totaled a gain of Ch$2,480 million. The Bank must adjust its capital and fixed assets for the variations in price levels.  Since the Bank’s capital is larger than fixed assets, when inflation is positive, the Bank usually records a loss from price restatement and vice-versa. The negative inflation rate in 4Q 2006 (-0.35%) explains this result.

Investor Relations Department	15
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

The Bank ends the year with a solid BIS ratio of 12.6%. ROAE in 2006 reached 24.1%.

Shareholders’ equity	Quarter ended			Change %

(Ch$ million)	Dec. 31, 2006	Sept. 30, 2006	Dec. 31, 2005	Dec. 2006/2005	Dec. /Sept. 2006

Total capital and reserves	961,661	965,615	857,432	12.2%	(0.4)%

Unrealized gain (loss) available for sale portfolio	(1,904)	(3,191)	(15,310)	(87.6)%	(40.3% )%

Net Income	285,582	224,713	239,710	19.1%	27.1%

Total shareholders’ equity	1,245,339	1,187,137	1,081,832	15.1%	4.9%

Return on average equity (ROAE)	18.3%	27.5%	21.7%

Shareholders’ equity totaled Ch$1,245,339 million as of December 31, 2006. In 4Q 2006 long-term rates declined, reducing the unrealized losses on the Bank’s available for sale portfolio recognized in equity. The Bank’s ROAE in 4Q 2006, reached 18.3%. The Bank’s 12 month ROAE in 2006 reached 24.1%. The Bank’s BIS ratio as of December 31, 2006 reached 12.6% with a Tier I ratio of 8.6%.

Capital Adequacy	Quarter ended			Change %

(Ch$ million)	Dec. 31, 2006	Sept. 30, 2006	Dec. 31, 2005	Dec. 2006/2005	Dec. /Sept. 2006

Tier I	959,757	962,424	842,122	14.0%	(0.3)%
Tier II	458,546	458,406	364,299	25.9%	0.0%

Regulatory capital	1,418,303	1,420,890	1,206,421	17.6%	(0.2)%

Risk weighted assets	11,222,348	11,068,534	9,362,393	19.9%	1.4%

Tier I ratio	8.6%	8.7%	9.0%

BIS ratio	12.6%	12.8%	12.9%

Investor Relations Department	16
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

INSTITUTIONAL BACKGROUND

As per latest public records published by the Superintendence of Banks for December 2006, Banco Santander Chile was the largest bank in Chile in terms of loans and deposits. The Bank has the highest credit ratings among all Latin American companies with an A rating from  Standard and Poor’s, A+ by Fitch and an A2 rating from Moody’s, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Santander, which controls 76.71% of Banco Santander Chile.

Santander (SAN.MC, STD.N) is the largest bank in the euro zone by market capitalization and seventh in the world by profit. Founded in 1857, Santander has EUR 833,873 million in assets and EUR 1,000,996 million in managed funds, 67 million customers, 10,852 branches and a presence in 40 countries. It is the largest financial group in Spain and Latin America, and is the sixth largest bank in the United Kingdom, through its Abbey subsidiary, and operates in Portugal, where it is the third largest banking group. Through Santander Consumer Finance, it also operates a leading consumer finance franchise in Germany, Italy, Spain and nine other European countries. In 2006, Santander registered 7,596 million euros in net attributable profits, an increase of 22% from the previous year.

In Latin America, Santander manages over US$250 billion in business volumes (loans, deposits, mutual funds, pension funds and managed funds) through 4,370 offices. In 2006, Santander reported US$1,409 million in net attributable income in Latin America, 29% higher than the prior year.

CONTACT INFORMATION

Robert Moreno
Manager

Investor Relations Department
Banco Santander Chile
Bandera 140 Piso 19,
Santiago,
Chile

Tel: (562) 320-8284
Fax: (562) 671-6554
Email: rmorenoh@santandersantiago.cl
Website: www.santandersantiago.cl

Investor Relations Department	17
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

BANCO SANTANDER - CHILE, AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(In millions of nominal Chilean pesos)

	31-Dec 2006	31-Dec 2006	30-Sep 2006	31-Dec 2005	% Change December 2006 / 2005	% Change Dec. / Sept. 2006

	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
				(Reclassified)
A S S E T S
Cash and due from banks
Noninterest bearing	1,773,368	947,741	716,085	1,013,857	(6.5)%	32.4%
Interbank deposits-interest bearing	270,692	144,666	307,289	211,105	(31.5)%	(52.9)%

Total cash and due from banks	2,044,060	1,092,407	1,023,374	1,224,962	(10.8)%	6.7%

Financial investments
Trading	1,196,529	639,461	671,975	661,929	(3.4)%	(4.8)%
Available for sale	645,750	345,108	602,872	563,091	(38.7)%	(42.8)%
Held to maturity	0	0	0	0
Investment collateral under agreements to repurchase	57,645	30,807	14,422	23,120	33.2%	113.6%

Total financial investments	1,899,924	1,015,376	1,289,269	1,248,140	(18.6)%	(21.2	) %

Loans, net
Commercial loans	7,574,839	4,048,221	4,082,361	3,655,101	10.8%	(0.8)%
Consumer loans	3,369,023	1,800,507	1,692,432	1,392,012	29.3%	6.4%
Mortgage loans (Financed with mortgage bonds)	909,098	485,849	525,963	634,723	(23.5)%	(7.6	) %
Foreign trade loans	1,387,976	741,776	656,171	511,756	44.9%	13.0%
Interbank loans	283,463	151,491	134,609	194,652	(22.2)%	12.5%
Leasing	1,430,324	764,408	754,572	663,862	15.1%	1.3%
Other outstanding loans	5,017,422	2,681,461	2,519,305	2,056,155	30.4%	6.4%
Past due loans	173,192	92,559	88,863	106,540	(13.1)%	4.2%
Contingent loans	1,913,603	1,022,687	963,463	929,472	10.0%	6.1%
Reserves	(325,700)	(174,064)	(160,879)	(147,866)	17.7%	8.2%

Total loans, net	21,733,240	11,614,895	11,256,860	9,996,407	16.2%	3.2%

Derivatives	697,356	372,688	305,641	410,101	(9.1)%	21.9%

Other assets
Bank premises and equipment	432,910	231,360	222,441	221,375	4.5%	4.0%
Foreclosed assets	29,517	15,775	14,373	18,909	(16.6)%	9.8%
Investments in other companies	12,451	6,654	6,941	6,696	(0.6)%	(4.1)%
Assets to be leased	56,683	30,293	23,619	20,990	44.3%	28.3%
Other	868,196	463,991	483,377	333,070	39.3%	(4.0)%

Total other assets	1,399,757	748,073	750,751	601,040	24.5%	(0.4)%

TOTAL ASSETS	27,774,337	14,843,439	14,625,895	13,480,650	10.1%	1.5%

BANCO SANTANDER - CHILE, AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(In millions of nominal Chilean pesos)

	31-Dec 2006	31-Dec 2006	30-Sep 2006	31-Dec 2005	% Change December 2006 / 2005	% Change Dec / Sept. 2006

	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
				(Reclassified)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Current accounts	3,112,501	1,663,414	1,487,518	1,455,924	14.3%	11.8%
Bankers drafts and other deposits	1,533,565	819,583	787,028	712,887	15.0%	4.1%

Total non-interest bearing deposits	4,646,066	2,482,997	2,274,546	2,168,811	14.5%	9.2%

Savings accounts and time deposits	12,928,419	6,909,335	6,816,812	5,906,711	17.0%	1.4%

Total deposits	17,574,485	9,392,332	9,091,358	8,075,522	16.3%	3.3%

Other interest bearing liabilities
Banco Central de Chile borrowings
Credit lines for renegotiation of loans	9,505	5,080	5,487	6,654	(23.7)%	(7.4)%
Other Banco Central borrowings	251,515	134,417	184,147	173,206	(22.4)%	(27.0)%

Total Banco Central borrowings	261,020	139,497	189,634	179,860	(22.4)%	(26.4	) %

Investments sold under agreements to repurchase	37,290	19,929	73,434	49,779	(60.0)%	(72.9	) %

Mortgage finance bonds	992,096	530,206	560,334	668,961	(20.7)%	(5.4	) %

Other borrowings
Bonds	1,058,423	565,653	559,165	415,243	36.2%	1.2%
Subordinated bonds	917,643	490,416	490,974	385,751	27.1%	(0.1	) %
Borrowings from domestic financial institutions	0	0	3,777	2,528	(100.0)%
Foreign borrowings	1,519,875	812,267	924,776	1,098,246	(26.0)%	(12.2	) %
Other obligations	120,115	64,193	43,235	42,092	52.5%	48.5%

Total other borrowings	3,616,056	1,932,529	2,021,927	1,943,860	(0.6)%	(4.4)%

Total other interest bearing liabilities	4,906,462	2,622,161	2,845,329	2,842,460	(7.8)%	(7.8)%

Derivatives	665,984	355,922	307,621	383,689	(7.2)%	15.7%

Other liabilities
Contingent liabilities	1,916,150	1,024,048	964,924	931,318	10.0%	6.1%
Other	378,189	202,115	228,037	164,365	23.0%	(11.4)%
Minority interest	2,848	1,522	1,489	1,464	4.0%	2.2%

Total other liabilities	2,297,187	1,227,685	1,194,450	1,097,147	11.9%	2.8%

Shareholders’ equity
Capital and reserves	1,795,852	959,757	962,424	842,122	14.0%	(0.3)%
Income for the year	534,367	285,582	224,713	239,710	19.1%	27.1%

Total shareholders’ equity	2,330,219	1,245,339	1,187,137	1,081,832	15.1%	4.9%

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	27,774,337	14,843,439	14,625,895	13,480,650	10.1%	1.5%

BANCO SANTANDER CHILE
QUARTERLY INCOME STATEMENTS
Million of nominal Chilean pesos

	IVQ 2006	IVQ 2006	IIIQ 2006	IVQ 2005	% Change IVQ 2006/2005	% Change IVQ / IIIQ 2006

	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions (Reclassified)
Interest income and expense
Interest income	474,391	253,529	356,538	304,230	(16.7)%	(28.9)%
Interest expense	(218,233)	(116,630)	(180,320)	(153,505)	(24.0)%	(35.3)%

Net interest income	256,159	136,899	176,218	150,725	(9.2)%	(22.3)%

Provision for loan losses	(73,937)	(39,514)	(36,277)	(16,635)	137.5%	8.9%

Fees and income from services
Fees and other services income	97,132	51,910	50,458	48,314	7.4%	2.9%
Other services expense	(18,160)	(9,705)	(8,211)	(8,730)	11.2%	18.2%

Total fee income	78,972	42,205	42,247	39,584	6.6%	(0.1)%

Market related income
Net gain (loss) from trading and mark-to-market	42,610	22,772	(5,056)	(85,371)	—	—
Foreign exchange transactions,net	(8,345)	(4,460)	5,499	69,348	—	—

Total gains (losses) on financial transactions	34,265	18,312	443	(16,023)	—	4033.6%

Operating expenses
Personnel salaries and expenses	(90,036)	(48,118)	(38,468)	(36,773)	30.9%	25.1%
Administrative and other expenses	(56,028)	(29,943)	(27,563)	(27,425)	9.2%	8.6%
Depreciation and amortization	(18,712)	(10,000)	(9,650)	(11,562)	(13.5)%	3.6%

Total operating expenses	(164,776)	(88,061)	(75,681)	(75,760)	16.2%	16.4%

Other operating income, net
Other operating income, net	(14,724)	(7,869)	(8,188)	(8,112)	(3.0)%	(3.9)%

Other income and expenses
Nonoperating income, net	16,943	9,055	6,270	139	6414.4%	44.4%
Income attributable to investments in other companies	(153)	(82)	219	78	—	—
Losses attributable to minority interest	(77)	(41)	(28)	59	(169.5)%	—

Total other income and expenses	16,713	8,932	6,461	276	3136.2%	38.2%

Gain (loss) from price-level restatement	4,640	2,480	(8,796)	(6,178)	—	—

Income before income taxes	137,313	73,384	96,427	67,877	8.1%	(23.9)%
Income taxes	(23,419)	(12,516)	(16,493)	(10,661)	17.4%	(24.1)%

Net income	113,893	60,868	79,934	57,216	6.4%	(23.9)%

BANCO SANTANDER CHILE
YEAR-END INCOME STATEMENT
Million of nominal Chilean pesos

	12M 2006	12M 2006	12M 2005	% Change

	US$ thousands	Ch$ millions	Ch$ millions	2006/2005
Interest income and expense
Interest income	2,187,098	1,168,851	996,700	17.3%
Interest expense	(1,041,478)	(556,597)	(450,023)	23.7%

Net interest income	1,145,621	612,254	546,677	12.0%

Provision for loan losses	(230,193)	(123,022)	(63,532)	93.6%

Fees and income from services
Fees and other services income	371,098	198,326	169,786	16.8%
Other services expense	(66,942)	(35,776)	(31,420)	13.9%

Total fee income.	304,156	162,550	138,366	17.5%

Market related income
Net gain (loss) from trading and mark-to-market	187,705	100,315	(61,269)	(263.7)%
Foreign exchange transactions,net	(91,140)	(48,708)	70,878	(168.7)%

Total market related income	96,565	51,607	9,609	437.1%

Operating expenses
Personnel salaries and expenses	(298,866)	(159,723)	(139,220)	14.7%
Administrative and other expenses	(207,601)	(110,948)	(100,585)	10.3%
Depreciation and amortization	(72,251)	(38,613)	(39,248)	(1.6)%

Total operating expenses	(578,718)	(309,284)	(279,053)	10.8%

Other operating income, net
Other operating income, net.	(61,673)	(32,960)	(22,922)	43.8%

Other income and expenses
Nonoperating income, net	(7,885)	(4,214)	(22,012)	(80.9)%
Income attributable to investments in other companies	1,471	786	678	15.9%
Losses attributable to minority interest	(288)	(154)	(133)	15.8%

Total other income and expenses	(6,702)	(3,582)	(21,467)	(83.3)%

Gain (loss) from price-level restatement	(25,788)	(13,782)	(18,140)	(24.0)%

Income before income taxes	643,267	343,781	289,538	18.7%
Income taxes	(108,899)	(58,199)	(49,828)	16.8%

Net income	534,367	285,582	239,710	19.1%

Financial Ratios

	1Q05	2Q05	3Q05	4Q05	1Q06	2Q 06	3Q06	4Q 06

Profitability
Return on average equity	20.5%	25.7%	26.8%	21.7%	22.8%	28.7%	27.5%	18.3%
Capital ratio
BIS	16.2%	13.4%	13.2%	12.9%	14.3%	12.2%	12.8%	12.6%
Earnings per Share
Net income (nominal Ch$mn)	53,960	62,101	66,433	57,216	64,434	80,345	79,934	60,868
Net income per share (Nominal Ch$)	0.29	0.33	0.35	0.30	0.34	0.43	0.42	0.32
Net income per ADS (US$)	0.51	0.59	0.69	0.61	0.67	0.81	1.81	0.63
Shares outstanding in million	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,447.1	188,446.1
Credit Quality
Past due loans/total loans	1.38%	1.29%	1.17%	1.05%	0.93%	0.79%	0.78%	0.79%
Reserves for loan losses/past due loans	138.8%	140.9%	132.7%	138.8%	148.5%	166.6%	181.0%	188.1%
Efficiency
Operating expenses/operating income	41.8%	39.1%	39.9%	45.6%	38.3%	35.9%	35.9%	46.5%
Market information (period-end)
Stock price	18.6	17.9	22.3	21.6	22.05	20.84	23.5	24.8
ADR price	33.13	32.3	43.87	44.6	43.6	40.34	45.25	48.16
Market capitalization (US$mn)	6,009	5,858	7,957	8,089	7,908	7,317	8,207	8,735
Network
ATMs	1,187	1,225	1,322	1,422	1,395	1,443	1,479	1,588
Branches	316	327	335	352	361	367	368	397
Other Data
Exchange rate (Ch/US$) (period-end)	586.45	578.92	533.69	514.21	527.7	547.31	538.22	534.43

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: February 19, 2007	By:	/s/ Gonzalo Romero

	Name:	Gonzalo Romero
	Title:	General Counsel